SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(FINAL AMENDMENT)

SPDR MSCI ACWI ex-US ETF

(Name of Issuer)

Exchange-Traded Fund

(Title of Class of Securities)

78463X848

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 78463X848	Page 1 of 7 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons The PNC Financial Services Group, Inc. 25-1435979
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power* *See the response to Item 5.
	6)	Shared Voting Power* *See the response to Item 5.
	7)	Sole Dispositive Power* *See the response to Item 5.
	8)	Shared Dispositive Power* *See the response to Item 5.

9)	Aggregate Amount Beneficially Owned by Each Reporting Person* *See the response to Item 5.
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9)* *See the response to Item 5.
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 78463X848	Page 2 of 7 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bank, National Association 22-1146430
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power* *See the response to Item 5.
	6)	Shared Voting Power* *See the response to Item 5.
	7)	Sole Dispositive Power* *See the response to Item 5.
	8)	Shared Dispositive Power* *See the response to Item 5.

9)	Aggregate Amount Beneficially Owned by Each Reporting Person* *See the response to Item 5.
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9)* *See the response to Item 5.
12)	Type of Reporting Person (See Instructions) BK

CUSIP No. 78463X848	Page 3 of 7 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Delaware Trust Company 81-0581990
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power* *See the response to Item 5.
	6)	Shared Voting Power* *See the response to Item 5.
	7)	Sole Dispositive Power* *See the response to Item 5.
	8)	Shared Dispositive Power* *See the response to Item 5.

9)	Aggregate Amount Beneficially Owned by Each Reporting Person* *See the response to Item 5.
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9)* *See the response to Item 5.
12)	Type of Reporting Person (See Instructions) BK

CUSIP No. 78463X848	Page 4 of 7 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Investments LLC 42-1604685
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power* *See the response to Item 5.
	6)	Shared Voting Power* *See the response to Item 5.
	7)	Sole Dispositive Power* *See the response to Item 5.
	8)	Shared Dispositive Power* *See the response to Item 5.

9)	Aggregate Amount Beneficially Owned by Each Reporting Person* *See the response to Item 5.
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9)* *See the response to Item 5.
12)	Type of Reporting Person (See Instructions) BD

Page 5 of 7 Pages

ITEM 1(a) - NAME OF ISSUER:

SPDR MSCI ACWI ex-US ETF

ITEM 1(b) - ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

c/o SPDR Index Shares Funds

One Lincoln Street

Boston, Massachusetts 02111

ITEM 2(a) - NAME OF PERSON FILING:

The PNC Financial Services Group, Inc.; PNC Bank, National

Association; PNC Delaware Trust Company; and PNC Investments LLC

ITEM 2(b) - ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The PNC Financial Services Group, Inc. - 300 Fifth Avenue, Pittsburgh, PA 15222-2401

PNC Bank, National Association - 300 Fifth Avenue, Pittsburgh, PA 15222-2401

PNC Delaware Trust Company - 222 Delaware Avenue, Wilmington, DE 19801

PNC Investments LLC - 300 Fifth Avenue, Pittsburgh, PA 15222-2401

ITEM 2(c) - CITIZENSHIP:

The PNC Financial Services Group, Inc. - Pennsylvania

PNC Bank, National Association - United States

PNC Delaware Trust Company - Delaware

PNC Investments LLC - Delaware

ITEM 2(d) - TITLE OF CLASS OF SECURITIES:

Exchange-Traded Fund

ITEM 2(e) - CUSIP NUMBER:

78463X848

ITEM 3 - IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

(a)	☒	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☒	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Page 6 of 7 Pages

ITEM 4 - OWNERSHIP:

The following information is as of December 31, 2022:

(a) Amount Beneficially Owned:	*
*See the response to Item 5.
(b) Percent of Class:	*
*See the response to Item 5.
(c) Number of shares to which such person has:
(i) sole power to vote or to direct the vote	*
(ii) shared power to vote or to direct the vote	*
(iii) sole power to dispose or to direct the disposition of	*
(iv) shared power to dispose or to direct the disposition of	*
*See the response to Item 5.

The inclusion of the reporting persons and such securities in this report shall not be deemed an admission of beneficial ownership by the reporting persons for the purposes of Section 13(d) or 13(g) of the

Act, or for any other purposes.

ITEM 5 - OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Each reporting person has ceased to beneficially own more than 5% of the fund shares of the issuer.

ITEM 6 - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable.

ITEM 7 - IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of The PNC Financial Services Group, Inc. - HC:

PNC Bank, National Association - BK

PNC Delaware Trust Company - BK

PNC Investments LLC - BD

ITEM 8 - IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable.

ITEM 9 - NOTICE OF DISSOLUTION OF GROUP:

Not Applicable.

Page 7 of 7 Pages

ITEM 10 - CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2023	February 10, 2023
Date	Date

By: /s/ Gregory H. Kozich	By: /s/ Joshua Ott
Signature - The PNC Financial Services Group, Inc.	Signature - PNC Delaware Trust Company

Gregory H. Kozich, Senior Vice President & Controller	Joshua Ott, Fiduciary Market Director
Name & Title	Name & Title

February 10, 2023	February 10, 2023
Date	Date

By: /s/ Gregory H. Kozich	By: /s/ Richard R. Guerrini
Signature – PNC Bank, National Association	Signature – PNC Investments LLC

Gregory H. Kozich, Executive Vice President & Controller	Richard R. Guerrini, President & CEO
Name & Title	Name & Title

AN AGREEMENT TO FILE A JOINT STATEMENT WAS PREVIOUSLY FILED